SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

E Com Ventures, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

26830K-20-5

(CUSIP Number)

Ilia Lekach

137 Golden Beach Drive

Golden Beach, FL 33160

(305) 933-9147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26830K-20-5	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ilia Lekach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

120,000
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

120,000
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 26830K-20-5	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IZJD Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER

50,000
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

50,000
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 26830K-20-5	SCHEDULE 13D	Page 4 of 6 Pages

This amendment (the “Amendment”), to the Statement on Schedule 13D, dated October 31, 1994 (the “Schedule 13D”), as amended, is being filed on behalf of Ilia Lekach (“Mr. Lekach”) and IZJD Corp.

Item 1. Security and Issuer.

This statement relates to the shares of Common Stock, par value $.01 per share (the “Shares”), of the Issuer. The principal executive offices of the Issuer are located at 251 International Parkway, Sunrise, Florida 33325.

Item 2. Identity and Background.

(a) - (c), (f) This statement is being filed jointly by Mr. Lekach, a citizen of the United States residing at 137 Golden Beach Drive, Golden Beach, Florida 33160, and IZJD Corp., a Florida corporation wholly owned by Mr. Lekach with a business address at 3725 SW 30 Avenue, Miami, Florida 33312 (the “Reporting Persons”). Prior to February 10, 2004, Mr. Lekach was the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Lekach is currently Chairman of the Board and Chief Executive Officer of Parlux Fragrances, Inc., a company engaged in the creation, design, manufacture, distribution and sale of fragrances and beauty related products, having its principal executive offices at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, the Reporting Persons beneficially own, or have the right to acquire within 90 days of the date hereof, 120,000 Shares. Mr. Lekach is deemed to beneficially own 4.0% of the Issuer’s issued and outstanding Shares of Common Stock. Mr. Lekach directly beneficially owns 70,000 of the Shares of Common Stock and indirectly beneficially owns, through IZJD Corp., 50,000 of the Shares of Common Stock to which this Schedule 13D/A relates.

CUSIP No. 26830K-20-5	SCHEDULE 13D	Page 5 of 6 Pages

(b) Mr. Lekach has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares of Common Stock reported as beneficially owned by him in Item 5(a) hereof.

(c) On October 12, 2006, Mr. Lekach sold 150,394 Shares of Common Stock for his account in a private transaction pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. The Shares of Common Stock were sold at a price of $10.00 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 26830K-20-5	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2006	ILIA LEKACH

/s/ Ilia Lekach
Ilia Lekach

IZJD Corp.

	By:	/s/ Ilia Lekach
Ilia Lekach, President